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                           September 14, 2022

       Thomas Scozzafava
       Chief Executive Officer
       1812 Brewing Company, Inc.
       981 Waterman Drive
       Watertown, NY 13601

                                                        Re: 1812 Brewing
Company, Inc.
                                                            Offering Statement
on Form 1-A
                                                            Post-qualification
Amendment No. 2
                                                            Filed on September
9, 2022
                                                            File No. 024-11768

       Dear Mr. Scozzafava:

                                                        This is to advise you
that we do not intend to review your amendment.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Janice Adeloye at 202-551-3034 or Lilyanna Peyser at 202-551-3222 with any questions.





                           Sincerely,


                           Division of Corporation Finance

                           Office of Trade & Services